UNITED STATES ECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 __________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 _________________ Date of Report: July 1, 2004

CEMEX, S.A. de C.V. (Exact name of Registrant as specified in its charter)

CEMEX Corp. (Translation of Registrant's name into English)

United Mexican States (Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia del Valle Campestre Garza Garcia, Nuevo León, México 66265 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Contents

1.	Press release issued by CEMEX, S.A. de C.V., dated July 1, 2004, providing guidance with respect to its projected earnings for 2004 in conjunction with its annual analyst meeting (attached hereto as exhibit 1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A. de C.V.

Registrant

Date:	July 1, 2004	By:	/s/ Rafael Garza

Name:	Rafael Garza
Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release issued by CEMEX, S.A. de C.V., dated July 1, 2004, providing guidance with respect to its projected earnings for 2004 in conjunction with its annual analyst meeting.

EXHIBIT 1

Media Relations Jorge Pérez (52 81) 8888-4334	Investor Relations Abraham Rodriguez (52 81) 8888-4262	Analyst Relations Ricardo Sales (212) 317-6008

CEMEX PROVIDES 2004 GUIDANCE IN CONJUNCTION WITH ANNUAL ANALYST MEETING

MONTERREY, MEXICO, July 1, 2004 – CEMEX, S.A. de C.V. (NYSE: CX) announced today in its annual analyst and investor meeting held in Norwalk Connecticut that it expects EBITDA for 2004 to be about US$2.35 billion, an increase of 11% versus 2003,while operating income is expected to be about US$1.7 billion. For the full year, CEMEX expects revenue of close to US$7.5 billion and free cash flow is expected to be aboutUS$1.35 billion.

Lorenzo Zambrano, Chief Executive Officer, said: “This year is shaping up to be a better year for CEMEX, reflecting the gathering global economic momentum which is translating into robust top line growth in most of our markets and higher profit margins resulting from our investments in cost saving initiatives over the past several years. Consistent with our preference towards de-leveraging in the short term until attractive investment opportunities arise, we will continue to strengthen our capital structure during the second half of 2004, which would enable us to achieve a two times leverage ratio by the end of the year”.

Rodrigo Treviño, Chief Financial Officer, said: “We have early terminated our existing US$300 million USCP program and we have sent a notice of prepayment for US$550 million of an existing $1.15 billion multicurrency facility. The proceeds to early terminate and prepay these transactions will come from our free cash flow and a newly syndicated $800 million bank facility which will help us further reduce our cost of borrowing”.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations primarily concentrated in the world’s most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, acquisition opportunities, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items. Net debt is defined as total debt plus equity obligations minus cash and cash equivalents. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.